Exhibit 99.160

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Fire & Flower Announces Exercise of Series A-3 Warrants by Alimentation Couche-Tard

Exercise of warrants brings Circle K owner, Alimentation Couche-Tard to 22.35% ownership of Fire & Flower

EDMONTON, June 23, 2021 – Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF; OTCQX: FFLWF), today announced that 2707031 Ontario Inc. (“2707”, a wholly-owned indirect subsidiary of Alimentation Couche-Tard Inc. (collectively “ACT”), the owners of Circle K, has delivered in escrow its exercise notice (the “Exercise Notice”) and gross proceeds of $9,770,374.47 to exercise warrants (the “A-3 Warrants”) to acquire 10,505,779 common shares of Fire & Flower (the “Shares”) at an exercise price of $0.93 per common share pursuant to the terms of an Amended and Restated Warrant Certificate dated September 16, 2020.

ACT, together with 2707, currently owns 66,328,421 common shares of Fire & Flower representing approximately 19.9% of its issued and outstanding shares. Issuance of the Shares will increase ACT’s collective ownership of common shares of Fire & Flower by approximately 2.45%.

Fire & Flower and 2707 have agreed to terms of escrow that the proceeds be released to Fire & Flower and the Shares issued to 2707 within two (2) business days of expiry or termination of the applicable waiting period under the Competition Act or, alternatively, receipt of an advance ruling certificate or no action letter from the Commissioner of Competition (“Competition Act Clearance”). The parties are working to obtain Competition Act Clearance as soon as possible and, in any event, prior to September 1, 2021.

In addition to the A-3 Warrants, 2707 holds $2,674,906 principal amount of 8.0% convertible debentures, and share purchase warrants which, together with certain participation and top-up rights pursuant to an Amended and Restated Investor Rights Agreement dated September 16, 2020 which, if exercised in full, would entitle ACT to aggregate direct and indirect ownership of 50.1% of the issued and outstanding common shares of Fire & Flower on a fully diluted basis.

“Alimentation Couche-Tard has been a strategic partner of Fire & Flower for almost two years and has been key in supporting the expansion of our data-driven retail network and improving our financial position through their continued investment. The exercise of these warrants speaks to the continued growth of our partnership and 2707’s strong support of Fire and Flower’s technology-driven retail strategy to drive ongoing financial and operational growth. With our strengthened balance sheet, we are strategically positioned to expand across Canada and in the U.S. as we continue to build out our omni-channel retail portfolio,” said Trevor Fencott, Chief Executive Officer of Fire & Flower.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 85 corporate- owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com. For More Information Contact:

Investor Relations

investorrelations@fireandflower.com

1-833-680-4948

Media Relations

media@fireandflower.com

780-784-8859

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for quarter ended May 1, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.